                                                                           April 30, 2009

Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention: Ms. Karen Garnett

Re:	Hines Real Estate Investment Trust, Inc. (the “Company”)
Post-Effective Amendment No. 2 (“Amendment No. 2”)
File No. 333-130945

 Ladies and Gentlemen:

   This letter is written in response to the comments of the staff (“Staff’) of the United States Securities and Exchange Commission that were delivered in a phone conversation with the undersigned today, with respect to Amendment No. 2.

1.           The Staff requested that the Company revise the language in its second risk factor in the prospectus being filed pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended, to include the specific amount by which the redemptions in each of February and March, 2009 exceeded the monthly limit on shares to be redeemed under the share redemption plan.  The seventh sentence of that risk factor has been revised to read as follows:  “Moreover, the number of share redemption requests we received during the months of February and March exceeded the monthly limit of shares we may redeem pursuant to the share redemption plan by 574,594 shares ($5,257,537) and 638,658 shares ($5,843,717), respectively.”

2.           The Staff requested that in future supplements filed pursuant to the undertakings under Section 20D of Guide 5, the Company include the following: (a) if the Company doesn’t honor all redemptions and only redeems shares on a pro rata basis, the Company will include the total amount redeemed and the amount of requested redemptions that were not honored; and (b) if shares are redeemed using proceeds of both the primary offering and the dividend reinvestment plan, the amount of the proceeds used from each of these sources.

The Company has authorized us to represent to you that they will include the requested disclosure in such supplements.

We hereby request that you declare Amendment No. 2 effective immediately.  Thank you for your cooperation in bringing this Amendment effective in a timely manner.

                                    Sincerely,

                                            /s/ Judith D. Fryer
                                    Judith D. Fryer